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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murphy & Durieu

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___120 Broadway - 17 Floor___
(No. and Street)

___New York___   ___NY___   ___10271___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Richard T. Petri___   ___212-618-0962___
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Goldstein Golub Kessler LLP___
(Name – if individual, state last, first, middle name)

___1185 Avenue of the Americas   New York NY___   ___10036___
(Address)   (City)   (State)   (Zip Code)

RECEIVED
MAR 0 7 2007
WASH D.C.

PROCESSED
APR 1 1 2007

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Richard J. Murphy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Murphy & Durieu_____, as of _____December 31_____, 20_06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X   Statement of Cash Flow
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Murphy & Durieu

We have audited the accompanying statement of financial condition of Murphy & Durieu (the
"Partnership") as of December 31, 2006. This financial statement is the responsibility of the
Partnership's management. Our responsibility is to express an opinion on this financial statement
based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the statement of financial condition is free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
statement of financial condition. An audit also includes assessing the accounting principles used
and significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audit of the statement of financial condition provides a reasonable
basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material
respects, the financial position of Murphy & Durieu as of December 31, 2006, in conformity with
accounting principles generally accepted in the United States of America.

GOLDSTEIN GOLUB KESSLER LLP

March 1, 2007

MURPHY & DURIEU

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and Cash Equivalents	$ 435,114
Cash Segregated Under Federal Regulations	10,000
Deposits with Clearing Organizations	146,159
Receivable from Brokers, Dealers and Clearing Organizations	4,653,975
Securities Owned, at market value	2,377,352
Intangible Asset	440,000
Secured Demand Notes Receivable Collateralized by Cash and Marketable Securities	1,660,000
Cash Surrender Value of Life Insurance	800,000
Furniture, Fixtures, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $1,462,683)	235,276
Other Assets	779,851
Total Assets	**$11,537,727**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued employee compensation and benefits	$ 2,148,654
Payable to brokers, dealers and clearing organizations	289,575
Short-term borrowings	1,200,000
Securities sold, not yet purchased, at market value	2,010,760
Accrued expenses and other liabilities	2,845,905
Total liabilities	**8,494,894**
Commitments, Contingencies and Guarantees	
Liabilities Subordinated to Claims of General Creditors	1,660,000
Partners' Capital	1,382,833
Total Liabilities and Partners' Capital	**$11,537,727**

The accompanying notes are an integral
part of the statement of financial condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Murphy & Durieu (the "Partnership") is a limited partnership formed pursuant to the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Partnership acts primarily as an interdealer broker of fixed income and preferred equity securities. The Partnership also conducts a retail brokerage business and clears certain customer transactions on a fully disclosed basis. Certain customer transactions are executed by the Partnership on the floor of the New York Stock Exchange, Inc.

The Partnership records transactions in securities on a trade-date basis.

Cash and cash equivalents includes money market instruments with original maturities of less than 90 days.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations, are carried at quoted market values or dealer quotes where those are available and considered reliable, with the resulting unrealized gains and losses recognized currently in income. Other factors may be considered where appropriate, such as market prices for similar financial instruments, coupon, yield, credit quality and other economic factors. Securities owned, at market value at December 31, 2006, are held at a clearing organization and can be sold or pledged.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Partnership measures the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. Collateral received under securities borrowed arrangements can be sold or repledged. The Partnership did not have collateral which had been sold or repledged at December 31, 2006.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Amortization of the intangible asset is provided on a straight-line basis over the estimated useful life of the asset.

Exchange memberships of $21,000 (market value $32,000) are recorded at cost and are included in other assets in the statement of financial condition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:**

Certain customer transactions are cleared on a fully disclosed basis by one broker. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2006 consist of the following:

	Receivable	Payable
Receivable/payable from/to brokers, dealers and clearing organizations	$4,622,698	$273,280
Securities failed to deliver/receive	31,277	16,295
	$4,653,975	$289,575

3. **SHORT-TERM BORROWINGS:**

During the year, the Partnership obtained loans from banks, collateralized by marketable securities owned by or pledged to the Partnership. At December 31, 2006, secured short-term borrowings from banks amount to $1,200,000 and accrue interest at floating rates, which are based on prevailing market rates.

4. **COMMITMENTS, CONTINGENCIES AND GUARANTEES:**

The Partnership is committed under noncancelable operating leases for office space expiring between 2007 and 2010. The leases are subject to escalations based on increases in certain costs incurred by the lessor. The minimum future lease payments under the lease are as follows:

Year ending December 31,

2007	$134,781
2008	57,574
2009	59,299
2010	50,645
	$302,299

At December 31, 2006, the Partnership has obtained a letter of credit amounting to $130,000.

The Partnership is a party to lawsuits and regulatory inquiries in the normal course of business. While the outcome of these lawsuits and regulatory inquiries cannot be predicted with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position of the Partnership.

5. SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Subordinated liabilities at December 31, 2006 relate to secured demand note agreements with certain individuals and mature between December 31, 2007 and January 3, 2008. These notes bear interest at an effective annual rate of 8.87% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities includes $2,224,894 of excess cash collateral related to certain secured demand notes.

At December 31, 2006, the Partnership's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and, therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Subordinated debt can be repaid only if, after giving effect to such repayment, the Partnership meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt.

6. INTANGIBLE ASSET:

During 2005, the Partnership entered into a noncompete agreement with a former employee at a cost of $600,000, which is being amortized over the five-year period of the contract.

7. INCOME TAXES:

The Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City unincorporated business tax.

8. EMPLOYEE BENEFIT PLAN:

The Partnership has a 401(k) profit-sharing plan. The Partnership made no contributions for the year ended December 31, 2006.

9. RELATED PARTY TRANSACTIONS:

The Partnership provides affiliates with various services, including telecommunications equipment, employee healthcare benefits, use of office space and office supplies.

On September 30, 2006, the Partnership, the General Partner and the Partnership's former landlord entered into an assignment and consent to assignment agreement whereby the General Partner assumed the lease obligation on the Partnership's primary office space. Under the terms of this agreement, the Partnership was released of its liability as tenant under the original lease. As a result of this agreement, the deferred rent payable, which resulted from straight-lining rentals required under generally accepted accounting principles previously recorded by the Partnership, was eliminated from the statement of financial condition.

Simultaneously, the Partnership and General Partner entered into a sublease agreement whereby the Partnership leases its primary office space from the General Partner on a month-to-month basis.

The Partnership and the General Partner have agreements whereby the Partnership rents on a month-to-month basis the premises for its headquarters and certain telephone equipment from the General Partner.

10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including securities borrowed, receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Partnership has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Partnership has recorded this obligation in the statement of financial condition at the December 31, 2006 market value of the securities. If the market value of such securities increases subsequent to December 31, 2006, the Partnership will incur a loss.

The Partnership may be exposed to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issue of the instrument.

The Partnership clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2006, the Partnership has recorded no liabilities with regard to the right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties that do not perform under their contractual obligations. The Partnership monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

12. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Partnership computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the rule 15c3-3 aggregate debit items, as defined. At December 31, 2006, the Partnership had net capital of $844,872 which was $594,872 in excess of its required net capital of $250,000.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Murphy & Durieu

In planning and performing our audit of the financial statements and supplemental schedules of Murphy & Durieu (the "Partnership") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, the SEC, the New York Stock Exchange Regulation, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 1, 2007

END